VIKING GOLD CORP.

502 East John Street
Carson City, Nevada 89706

November 8, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: GOLDIE B. WALKER

Dear Ms. Goldie Walker:

Re:	Viking Gold Corp. (the “Company”)
Request for Acceleration re: Registration Statement on Form SB-1, File No. 333-136689

The Company requests that its Request for Acceleration of November 7, 2006 be withdrawn effective immediately.

Thank you for your assistance. Please call with any questions.

Very truly yours,

Viking Gold Corp.

_____________________________
/S/Andrew Ellott

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)